UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13

AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 001-32495

New Skies Satellites Holdings Ltd.

(Exact name of registrant as specified in its charter)

Canon’s Court
22 Victoria Street
Hamilton HM12, Bermuda
(441) 295-9216

(Address, including zip code and telephone number, including area code, of principal executive offices)

Common Stock, par value $.01 per share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)

                Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1.

                Pursuant to the requirements of the Securities Exchange Act of 1934, SES Holdings (Bermuda) Limited, as successor to New Skies Satellites Holdings Ltd. pursuant to the amalgamation of New Skies Satellites Holdings Ltd and SES Holdings (Bermuda) Limited, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

March 30, 2006
SES HOLDINGS (BERMUDA) LIMITED

By: /s/ Thai Rubin
Name: Thai Rubin
Title: Secretary